UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.

(Name Of Subject Company (Issuer))

GENZYME CORPORATION
WICHITA BIO CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(including the associated preferred stock purchase rights)
Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

Peter Wirth
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
Telephone: (617) 252-7500

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$371,289,096.20	$11,398.58

*                     Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 61,791,222 outstanding shares of Common Stock of Bioenvision, Inc. at a purchase price of $5.60 cash per share and 2,250,000 outstanding shares of Series A Convertible Participating Preferred Stock at a purchase price of $11.20 cash per share, plus any accrued and unpaid dividends. Such number of outstanding shares of Common Stock represents the total of 55,035,740 issued and outstanding shares of Common Stock, outstanding options with respect to 5,973,000 shares of Common Stock and outstanding warrants with respect to 782,482 shares of Common Stock, in each case as of June 1, 2007. Such number of outstanding shares of Series A Convertible Participating Preferred Stock represents all issued and outstanding shares of Series A Convertible Participating Preferred Stock as of June 1, 2007. The transaction value is also based on an estimate of $58,253 accrued and unpaid dividends on Series A Convertible Participating Preferred Stock as of July 2, 2007.

**               The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for fiscal year 2007 issued by the Securities and Exchange Commission. Such fee equals 0.00307% of the transaction value.

☒              Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,398.58
Form or Registration No.:	Schedule TO-T
Filing Party:	Genzyme Corporation
Date Filed:	June 4, 2007

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third-party tender offer subject to Rule 14d-1.

☐         issuer tender offer subject to Rule 13e-4.

☐         going-private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 4, 2007 (as previously amended and supplemented, the “Schedule TO”) relating to a tender offer by Wichita Bio Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (the “Parent”), to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of Bioenvision, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (as previously amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON; ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Annex I to the Offer to Purchase is deleted in its entirety and replaced by the following:

ANNEX I

Directors and Executive Officers of Genzyme and Wichita Bio Corporation

The names of the directors and executive officers of Genzyme and the directors and executive officers of Wichita Bio and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual’s principal business address is Genzyme Center, 500 Kendall Street, Cambridge, Massachusetts 02142, and his business telephone number is (617) 252-7500.

Genzyme Corporation

Directors

Henri A. Termeer, 61, Chairman of the Board, director since 1983

        Mr. Termeer has served as Genzyme’s President and a Director since October 1983, as Chief Executive Officer since December 1985 and as Chairman of the Board since May 1988. Mr. Termeer is a director of ABIOMED Inc. (22 Cherry Hill Dr, Danvers, MA 01923) and a trustee of Hambrecht & Quist Healthcare Investors and of Hambrecht & Quist Life Sciences Investors (30 Rowes Wharf, 4th Floor, Boston, MA 02110).

Douglas A. Berthiaume, 58, director since 1988

        Mr. Berthiaume has been Chairman, President and Chief Executive Officer of Waters Corporation (34 Maple St., Milford, MA 01757), a high technology manufacturer of high performance liquid chromatography instrumentation and consumables, and thermal analysis and mass spectrometry products used for analysis and purification, since 1994.

Gail Koziara Boudreaux, 47, director since 2004

        Ms. Boudreaux has served since December 2005 as Executive Vice President of Health Care Service Corporation (“HCSC”) (300 East Randolph Street, Chicago, Illinois 60601) responsible for the Illinois, Texas, New Mexico and Oklahoma Blue Cross and Blue Shield Plans and including HCSC subsidiaries Fort Dearborn Life, Colorado Bankers Life and Dental Network of America. From September 2002 to December 2005 Ms. Boudreau was President of Blue Cross and Blue Shield of Illinois (300 East Randolph Street, Chicago, Illinois 60601), a division of HCSC and the oldest and largest health insurance company in Illinois. From June 1982 to August 2002, Ms. Boudreaux held various positions of increasing responsibility at Aetna, Inc. (151 Farmington Avenue, Hartford, CT

06156), a provider of health, dental, group, life, disability and long-term care benefits, including Senior Vice President and Head of Aetna Group Insurance, Vice President of Customer Service, and Regional Manager, Capitol Region. Ms. Boudreaux is a director of Dental Network of America (Two TransAm Plaza Drive, Suite 500, Oakbrook Terrace, IL 60181) and HCSC Insurance Services (300 East Randolph Street, Chicago, Illinois 60601), both of which are subsidiaries of Health Care Service Corporation.

Robert J. Carpenter, 62, director since 1994

        Mr. Carpenter, has been Executive Chairman of the Board of Peptimmune, Inc. (64 Sidney St., Cambridge, MA 02139), a privately-held company which develops immunotherapies for treating auto-immune and allergy diseases, since November 2004.  He served as President of Peptimmune, Inc. from 2002 to 2004.  He is also President of Boston Medical Investors, Inc. (23 Marlborough Street, Boston MA 02116), a privately-held company he formed in 1994 that invests in early stage health care companies.

Charles L. Cooney, 62, director since 1983

        Dr. Cooney, is a Professor of Chemical and Biochemical Engineering, Faculty Director, Deshpande Center for Technological Innovation and Co-Director of the Program on the Pharmaceutical Industry at Massachusetts Institute of Technology (Room 56-469B, 77 Massachusetts Ave., Cambridge, MA 02139). Dr. Cooney joined the MIT faculty as an Assistant Professor in 1970 and became a Professor in 1982. Dr. Cooney is a director of CUNO, Inc. (400 Research Parkway, Meriden, CT 06450), a high technology manufacturer of filtration products for separation, clarification and purification of liquids and gases. He is also a principal of BioInformation Associates, Inc. (285 Commonwealth Ave, Boston, MA 02115), a consulting company.

Victor J. Dzau, M.D., 61, director since 2000

        Dr. Dzau is the Chancellor for Health Affairs and President and Chief Executive Officer, Health System at Duke University Medical Center and Health System (106 Davidson Building, Durham, NC 27710), positions he has held since July 2004. From July 1996 until September 2004, he was the Hersey Professor of the Theory and Practice of Medicine at the Harvard Medical School (25 Shattuck Street, Boston, MA 02115) and Chairman of the Department of Medicine, Physician in Chief and Director of Research at Brigham and Women’s Hospital (75 Francis Street, Boston, MA 02115). Dr. Dzau sits on the board of directors of Pepsico, Inc. (700 Anderson Hill Road, Purchase, New York 10577) and the Duke University Health System.

Senator Connie Mack III, 66, director since 2001

        Senator Mack has served since February 2005 as senior policy advisor and co-chairman of the government relations practice group at King & Spalding LLP, a Washington D.C. law firm (1700 Pennsylvania Avenue, NW, Suite 200, Washington, DC 20006). Senator Mack served as a United States Senator from the state of Florida from January 1989 until January 2001. After leaving the Senate, from February 2001 until February 2005 he served as senior policy advisor in the government relations practice at Shaw Pittman, a Washington, D.C. law firm (2300 N Street, NW, Washington, DC 20037). He is Chairman of the parent board of the H. Lee Moffitt Cancer Center and Research Institute (12902 Magnolia Drive Tampa, FL 33612). Senator Mack is also a director of Mutual of America Life Insurance Co. (320 Park Avenue, New York, NY 10022), Darden Restaurants (5900 Lake Ellenor Drive, Orlando, FL, 32809), EXACT Sciences Corporation (100 Campus Drive, Marlborough, MA 01752) and Moody’s Corp. (99 Church Street, New York, NY 10007).

Richard F. Syron, 63, director since 2006

        Mr. Syron, has been Chairman and Chief Executive Officer of Federal Home Loan Mortgage Corporation (a.k.a. Freddie Mac) (8200 Jones Branch Dr., McLean, VA 22102), the second largest source of mortgage financing in the United States, since December 2003. From June 1999 to January 2000, Mr. Syron served as president and chief executive officer of Thermo Electron Corporation (81 Wyman St., Waltham, MA 02451), which designs and develops technology-based instruments, and from January 2000 until December 2003 also served as chairman of the Thermo Electron board. Mr. Syron is currently a member of the board of the Freddie Mac Foundation (8200 Jones Branch Dr., McLean, VA 22102), is a trustee of Boston College (140 Commonwealth Avenue, Chestnut Hill, MA 02467), and is a trustee of the Woods Hole Oceanographic Institute (Woods Hole Oceanographic Institution, Woods Hole, MA 02543).

Executive Officers

Henri A. Termeer, Chairman of the Board of Directors; President and Chief Executive Officer

        See above.

Earl M. Collier, Jr., 59, Executive Vice President, Cardiovascular and Oncology

Mr. Collier has served as Executive Vice President since July 1997. Since August 2003, he has had responsibility for Genzyme’s Oncology and Cardiovascular businesses and since January 2007, he has had responsibility for Genzyme’s Genetics business. He joined Genzyme in January 1997 as Senior Vice President, Health Systems, and served as Executive Vice President, Surgical Products and Health Systems from July 1997 until June 1999. He served as President of Genzyme’s former Surgical Products division from June 1999 until December 2000. Mr. Collier was also responsible for Genzyme’s former Tissue Repair division from December 1999 to December 2000. From December 2000 until August 2003 Mr. Collier served as President of Genzyme’s Biosurgery business unit. Also, Mr. Collier is a director of Pervasis Therapeautics, Inc. (One Kendall Square, Building 600, 2nd Floor, Cambridge, MA 02139), which develops cell-based therapies that induce repair and regeneration in a wide array of tissues, and of Newton-Wellesley Hospital (2014 Washington St., Newton, MA 02462). He also serves on the board of deCode genetics (584 Broadway, Suite 608, New York, NY 10012), a biotechnology company that applies gene discovery to the development of drugs and diagnostics for common diseases.

Zoltan A. Csimma, 65, Chief Human Resources Officer; Senior Vice President

        Mr. Csimma has held the title Senior Vice President and Chief Human Resources Officer since March 1, 2006. He joined Genzyme in July 2000 as Senior Vice President, Human Resources.

Georges Gemayel, Ph.D., 47, Executive Vice President, Therapeutics

        Dr. Gemayel joined Genzyme in August 2003 as Executive Vice President with responsibility for Genzyme’s Renal, Therapeutics and Transplant business units. For sixteen years prior to joining Genzyme, Dr. Gemayel worked for Hoffmann-LaRoche (340 Kingsland Street, Nutley, NJ 07110), a leading healthcare company, where he served most recently from July 2000 until August 2003 as Vice President of the United States Specialty Care unit, and from January 1998 until July 2000 as General Manager of Hoffmann-LaRoche Portugal.

Richard A. Moscicki, M.D., 55, Chief Medical Officer; Senior Vice President, Clinical, Medical and Regulatory Affairs

        Dr. Moscicki joined Genzyme in March 1992 as Medical Director, became Vice President, Medical Affairs in early 1993 and was named Vice President, Clinical, Medical and Regulatory Affairs in December 1993. In September 1996 he became Senior Vice President, Clinical, Medical and Regulatory Affairs and Chief Medical Officer. Since 1979, he has also been a physician staff member at the Massachusetts General Hospital (55 Fruit Street, Boston, MA 02114) and a faculty member at the Harvard Medical School (25 Shattuck Street, Boston, MA 02115).

Alan E. Smith, Ph.D., 61, Chief Scientific Officer; Senior Vice President, Research

        Dr. Alan Smith joined Genzyme in August 1989 as Senior Vice President, Research and became Chief Scientific Officer in September 1996.

Sandford D. Smith, 60, Executive Vice President; President, International Group

        Mr. Sandford Smith has served as Executive Vice President since June 2006, Senior Vice President since January 2003 and has served as President of Genzyme’s International business since January 2000. From January 1998 until January 2000 he served as President of Genzyme’s Therapeutics business unit. Mr. Smith joined Genzyme in April 1996 and until January 1998 was Vice President and General Manager of Genzyme’s International business and President of Genzyme’s Specialty Therapeutics business. Mr. Smith is also a director and vice chairman for ARIAD (26 Landsdowne St., Cambridge, MA 02139), a fully integrated oncology company.

Peter Wirth, 56, Chief Legal Officer; Executive Vice President, Legal and Corporate Development; Secretary

        Mr. Wirth joined Genzyme in January 1996 and has served as Executive Vice President and Chief Legal Officer since September 1996 with responsibility for our corporate development and legal activities. From 2001 through October 2005, Mr. Wirth had responsibility for Genzyme’s drug discovery and development business. In addition, from September 1996 until June 2003, Mr. Wirth was responsible for Genzyme’s Oncology business.

Michael S. Wyzga, 52, Chief Financial and Accounting Officer; Executive Vice President, Finance

        Mr. Wyzga has served as Genzyme’s Executive Vice President, Finance since May 2003, as Chief Accounting Officer since January 1999 and as Chief Financial Officer since July 1999. He joined Genzyme’s in February 1998 as Vice President and Corporate Controller and served as Senior Vice President, Corporate Controller from January 1999 until July 1999. He served as Senior Vice President, Finance from July 1999 until May 2003. Mr. Wyzga is also director of Altus Pharmaceuticals Inc. (125 Sidney St. Cambridge, MA 02139), a developer of protein therapeutics.

Wichita Bio Corporation

Directors

Henri A. Termeer, director since 2007

See above, under “Genzyme Corporation.”

Peter Wirth, director since 2007

See above, under “Genzyme Corporation.”

Executive Officers

Henri A. Termeer, Chief Executive Officer

See above, under “Genzyme Corporation.”

Earl M. Collier, Jr., President

See above, under “Genzyme Corporation.”

Michael S. Wyzga, Treasurer and Vice President

See above, under “Genzyme Corporation.”

Peter Wirth, Secretary and Vice President

See above, under “Genzyme Corporation.”

Mark J. Enyedy, 43, Vice President

Mr. Enyedy joined Genzyme in February 1996 and has served as President, Oncology since May 2007.  From November 1999 to January 2003, Mr. Enyedy served as Vice President, Oncology Business Development and from June 2003 to May 2007, he served as Senior Vice President and General Manager of Genzyme’s Oncology business.  In addition, from January 2003 to June 2003 he was Vice President, Business Development of Vertex Pharmaceuticals, Inc.

ITEM 12.  EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*

(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).*

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(b)	None.

(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*

(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.

(h)	None.

*                    Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION

Dated: June 22, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	Executive Vice President

WICHITA BIO CORPORATION

Dated: June 22, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT

(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*

(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).*

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(b)	None.

(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*

(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.

(h)	None.

*                    Previously filed.